Exhibit 99.8
INFOSYS TECHNOLOGIES LIMITED
CNBC – BOARDROOM
OCTOBER 11, 2005
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies – CEO, President and CEO
Kris Gopalakrishnan
Infosys Technologies – COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies – Head — Delivery and Sales
Akshaya Bhargava
Progeon – CEO and MD
Pravin Rao
Infosys Technologies – Head – Retail Vertical
Girish Vaidya
Infosys Technologies – Head – Finacle

Male correspondent
Welcome back, it is time for the Q2 boardroom with the Infosys top management. The market likes those numbers and the market which has fallen 50 points this morning, Infosys is holding out about 40, it started about Rs. 75 up. We spoke to at least 4 broking houses, two international and two local and all seem to agree that they will need to go back and up their earnings, EPS expectation for the full year now, both for FY06 and even for FY07.
Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan and S. D. Shibulal are here and we will in time get more members from the Infosys top management to join us and talk about Q2 and what they see forward for the remaining two quarters of the year. Thanks very much gentlemen, good morning to all of you.
Nandan Nilekani
Good morning
Male correspondent
Nandan, sum up the quarter for us. It is the strongest of the last 4 quarters that we have seen, has volume growth got back on track?
Nandan Nilekani
Yes, volume growth is back on track. Revenue on a sequential basis has gone up by 10.1% in Indian rupee terms and 10.7% in dollar terms. We have added the largest number of employees ever in our history, over 8000 on a gross basis. Our pricing has been stable with an upward bias. We had overall improvement of billing productivity about 0.9%. So whatever way you look at it, I think quarter has been very robust and very good quarter.
Male correspondent
Kris, you had a few client related issues in the last couple of quarters, are those behind you? With this kind of volume growth, is it signaling that those issues might have got over?
Kris Gopalakrishnan
Yes, we had talked about Sarbanes, we had talked about 7/7, all of those are past, all of those are behind us. There is no impact and if you look at growth in financial services sector, growth in Europe, the largest contract in ABM Amro, so it is all at this point positive.
Male correspondent
Mohan, sum up the margin picture for us.                        5 basis points here and there, what are the pulls and pressures in this quarter?

Mohandas Pai
I think we have spent about $7.5 million on visas this quarter. So, we made a lot of investment in the visas and as you know visas ran out on the 31st of August. We had a tax write back of Rs. 20 crores. Without the tax write back, the profit would be Rs. 586 crores. With the tax write back of Rs. 20 crores primarily because the assessment was settled, the overseas tax reduced this quarter. But overall we have managed to make sure that the margins are maintained despite a higher investment in the visas, a higher investment in building marketing and strategic collateral within the corporation, the largest hiring in our history of 8026 employees and we also had a small up tick in prices. Overall the basket has gone up by about 1% onsite and 0.3% offshore. So this has been a great quarter.
Male correspondent
What about the rupee, how has it impacted you in this quarter and what kind of changes you are doing in your hedging policy, if any, looking at the rupee’s recent depreciation?
Mohandas Pai
We had an average rupee of Rs. 43.74 as against Rs. 43.54 in the previous quarter                      Rs. 43.94, so our guidance is at Rs. 43.94 but we have a hedge forward, mark to market is Rs. 43.94 for $305 million, plus options. We have just taken options for about 18 million equivalent of GBP and the Euro.
Male correspondent
This is the first time you are doing the options?
Mohandas Pai
Yes. The first time we are doing options and we think we need to get more sophisticated in managing currency now as we grow bigger and for this quarter even though the rupee today I am told is at Rs. 44.74 to Rs. 44.90, we may not be participating in this depreciation for this quarter since we have hedges. Theoretically, if you have a hedge at lower rate and the currency has depreciated, you may not participate and you could be hit because you mark to market at the end of the quarter. But since we have assets of $350 million overseas, we have a balance, the translation gain for this quarter will be matched by any decline in foreign exchange differences. But overall, I think the rupee going down is good for the margins. The environment has become more benign.
Male correspondent
Okay. Shibu, what’s the sense on pricing? We have seen a small 1% up tick in onsite, what broadly the prices remain unchanged?
Shibulal
Prices are remaining stable with an upward bias. We are also seeing strong demand within our customer base. We have added 34 customers this quarter, five of them from Global 500 and as

Kris said, we had the largest multimillion-dollar multiyear deal, which we closed with ABN Amro.
Male correspondent
For the new clients, are you seeing any slightly better prices or prices pretty much are sticky?
Shibulal
Our new clients at are coming at around 3-4% higher than Infosys average and also some of the contract re-negotiations which we are doing, we are getting better prices.
Male correspondent
But that would not include ABN Amro, right?
Shibulal
Actually as far as ABN Amro is concerned, I think in the long run and overall it will be at Infosys margin even though during the knowledge transition phase or the transition phase, we may see a slightly lower margin.
Male correspondent
Nandan, you made a point earlier in the year that growth will be back ended for this year, you are fully confident that second half whatever you foresaw may be one quarter down the line will actually play out that way?
Nandan Nilekani
Well, we have given a guidance, we have revised the guidance for the year to $2.14 billion, which is about 34% growth in dollar terms and we think that the third quarter will be slightly impacted by the lesser number of working days. There will be three less working days in the US and four less working days in India and we have factored that into our growth plans and typically the fourth quarter tends to have a bit of a slow start as we saw in the last two years. So all that has been factored in and with that we still have revised our guidance to $2.14 billion for the year.
Male correspondent
So you are saying Q3, Q4 might not be as strong as Q2, Q4 will not be as strong as Q2?
Nandan Nilekani
Yes, we are not, if you look at our guidance, it is obviously not going to be double digit growth the way we have done in this quarter. But I think that if you look at it last year also, the fourth quarter was relatively softer because it is the first quarter of the calendar year and some of the customers do some re-budgeting and all that. So that has its impact. But fundamentally these are all to my mind they are all temporary issues. The fundamental secular trend is very much on course and that has reflected in our performance this quarter.
Male correspondent
Okay, time for a break. We have just about began, still almost an hour to go with the top management. We will take a break, come right back with more from Infosys. The markets may be a bit soft but tech as a sector is doing pretty well this morning.
Welcome back, you are still watching the Infosys Boardroom for Q2 live from Infosys headquarters in Bangalore. We have got Nandan Nilekani, Mohandas Pai, S. Gopalakrishnan, S. D. Shibulal. They have been telling us that Q2 has been a good quarter. But because of the shorter number of days or fewer number of days in Q3, growth might not be as strong double digit as they have recorded in this quarter. However, they have still revised their guidance as you know well by now, to closer to Rs. 90 a share for the full year.
Nandan, can you give us a little bit more color on where the volume growth is coming from? Have you seen any unusual jump in any particular verticals or any group of clients which might have led this growth?
Nandan Nilekani
No, I think as Shibu mentioned, we have had good growth in the financial services, which is a large part of our business. We have had some really great growth in Europe, which is showing tremendous potential and growth. I would say these are the two vertical areas or two business units which have grown very well but all round I think there is tremendous enthusiasm for our business model and now the Infosys brand is so much stronger and I think our execution engine is much more seamless than most firms and therefore we are able to take advantage of any opportunity for growth.
Male correspondent
Are large clients driving most of the growth or are you seeing growth at the lower end, the small clients are actually ramping up?
Nandan Nilekani
No, I think it is broad based. Because the top 10 clients, though they have grown this year, they have not grown at the rate of the company’s growth. Obviously it has been made up by the pyramid of clients that we have. But we have a plan to grow both our large clients and to expand the pool of clients who give us a more than a million dollars.
Male correspondent
Shibu, as global sales head, do you want to add to that? But the market expectation was that the top 10-15 will drive growth in this quarter.

Shibulal
Actually top 10 customers have grown in volume terms. In the percentage terms, they are still remaining stable. If you look at our customer base, we have added 34 customers as I talked about. Our million dollar customers have gone up from 172 to 191 which means we are not only able to add customers, we are able to grow them to million dollar customers. I would say that most of our growth is coming from that segment, those 191 customers who are million dollars in revenue and those customers’ base is driving the growth. Predominantly between $10-20 million customers, they are the segment growing faster.
Male correspondent
Kris, can you give guidance for the second half of the year? Have you factored in any kind of price changes or is the assumption that prices will remain flat for the second half?
Kris Gopalakrishnan
We have assumed that the pricing will be stable for the second half. There is upward bias but because of the business mix because of which client grows, etc, the impact will be slow and gradual. So, this quarter we have seen an up tick in the onsite and offshore, but we have assumed a stable price.
Male correspondent
If prices do go up, whether they will largely be on onsite or will offshore also see some price up tick?
Kris Gopalakrishnan
There will be some up tick in the offshore also.
Male correspondent
Mohan, what do are you assuming, give us your assumptions for the full year guidance, what have you assumed on the margin front?
Mohandas Pai
We assumed stable margins because even though we see a margin up tick in the third and fourth quarter, we want to plough it back into the business. In fact, when we were asked the same quarter last quarter, people told us from our guidance they can fathom out that margins will be better in the second half. Now margins have been stable in the second quarter of this year, so for the rest of the year, we have some leeway. We are plowing back into the business because you must remember that we need to have growth engines within the corporation. We need to invest in sales and marketing. We need to invest in building up the Client-Facing Groups. We need to invest in creating the domain competence within the corporation and creating solutions, so obviously plowing it back.

Male correspondent
Give us some sense of what kind of capex you see for H2
Mohandas Pai
Well, we have a capex of about Rs. 533 crores for the half year about Rs. 300 odd crores we have spent during this quarter, and we will be spending between Rs. 260 to Rs. 290 crores, so whatever guidance we had given at the end of the first quarter would remain right now because spending Rs. 1200 crores a year on capex is a tall order. You need to have the ability to spend it, spending is not easy in capex. You need to get things going. This year we will be adding 3.5 million square feet of space, 20,000 seats. India builds about 22 million square feet of ready office space and out of that 3.5 million will be added by Infosys. So it is a large number, 20,000 seats are going to be added. So, we are on track for the capex budget.
Male correspondent
Nandan, 8000 plus people, gross of course; 6400 net?
Nandan Nilekani
Yeah, 6400 or something...
Male correspondent
What have you built in, in this kind of an excessive recruitment for this quarter?
Nandan Nilekani
Well I think this is in line with what we are planning for this year and for next year because lot of the people whom we are hiring now will go through training and by the time they get deployed on projects, it will probably be early next year. So I think all that has been factored in, in the numbers and I think here also the investment in our global education centre in Mysore is now coming in very handy because you can take a large number of people and train them at one time.
Male correspondent
What implications does it have, Kris, on utilization ratios, this kind of aggressive recruitment and overall on HR cost?
Kris Gopalakrishnan
Utilization is 79% excluding trainees which is a very healthy number. We keep our utilization around 80% because that’s the optimum number for us. This is the quarter in which most of the campus joinees come in. So typically this is a quarter where we have the largest number of people join. But HR cost, it is all now factored in, included we had the largest number of people added and still we are able to maintain the margins.

Male correspondent
Shouldn’t have any impact on margins?
Mohandas Pai
No, we shouldn’t have an impact on margins. For example, for the full year, we will be hiring gross of 20,200 people. In the second half, we will be adding about 7,700 people gross, third quarter 4,200, that’s our budget. So we have obviously taken the cost of the additional people that we are going to hire because you must remember if you are $2.14 billion by the end of the year and you want to grow at a healthy pace next year, you got to have adequate number of people at the beginning of the year to plan for the growth and to grow. There is no possibility with this size that you can hire people from the market straight away and start growing. You have to create a bench, you have to have people on the ground. When clients come in and ramp the business up, you should be able to scale up. People come to us because we can scale. We are 46,000 people by this quarter end.
Male correspondent
It is about the population of Papa New Guinea. You said next year you want to grow at a healthy pace, how would you define healthy?
Mohandas Pai
No, I think we will come to that. It’s a good one.
Male correspondent
Shibu, IT spending, what’s the picture you get? Q2 of course is traditionally the strongest quarter, but are you getting comfortable sense from overall IT spending in the key markets?
Shibulal
Yeah, from our customer base as well as most of the studies which we see, the IT spend is going up nearly 3-4%, whereas the offshoring trend what we have seen in our customer base is pretty strong. So there is a strong demand for offshore services. There is also a strong, if you look at the ABN Amro deal, I think it is a path-breaking deal. It is the deal where we have influenced the customer strongly in taking a mega deal and breaking it up into large deals. That is what has happened in the ABN Amro deal. So we have been able to take our point of view, influence our customer and transforming that deal from a mega deal to a set of large deals and one of the largest deals ever to be awarded to Indian players. So that we believe is definitely a path-breaking deal. We also believe that that will influence mega deals going forward.

Male correspondent
That is a good... Kris, coming on that one, do you think there are rub-offs for such deals when we see such a large bank outsourcing such a large project. Do other large clients potentially take comfort from it?
Kris Gopalakrishnan
Definitely, because you know it is all about, peer pressure and comfort from the industry, so we expect that, since they announced it as soon as the deal was signed that there will be more companies coming forward to look at large deals with Indian companies, Europe especially will look at large, so it is very positive.
Male correspondent
Nandan, do you think it might open up large doors for you in Europe because one large European bank has taken the lead?
Nandan Nilekani
Definitely and Europe as you see has been growing very significantly. I think the important thing is that whether it is evangelizing the Global Delivery Model, whether it is evangelizing the Modular Global Sourcing, I think we have taken a point of view on these things which has actually happened in the market place. So, I think that is very important. There is one more thing Udayan, I think this quarter also we have been doing a lot on our social responsibility. We just announced that we will give Rs. one crore to the North Karnataka relief operation because of floods in North Karnataka and we have also said that we will give Rs. one crore each to Jammu and Kashmir and to Pakistan for the earth quake relief, and Rs. 50 lakhs for the Katrina which happened in the US. So, I think we have also done that bit this quarter.
Male correspondent
Okay. Growth with the conscience. We will take a break, come right back. Let me talk a little bit more on the ABN Amro deal before Nandan leaves us to talk about the implications that such a the large deal could have on Infosys going forward. See you back in a minute. Markets still down. Infosys still up, we will be back.
Welcome back, you are still watching the Infosys Boardroom. It will carry on for the next 40 minutes, but in the next 20 minutes newer members, other members of the Infosys top management team will join us. Akshaya Bhargava from Progeon will be with us, Pravin Rao who heads Retail, Girish Vaidya who heads Finacle, their banking product, will all be with us over the next half an hour to talk about various other aspects of Infosys. It is a bad morning for the markets, Infosys is holding up Rs. 23, some of the other tech stocks are not doing too badly but the Sensex as we speak is down nearly 80 points. Midcap index is down more than 50 points. So the carnage that we have been seeing in the market, not carnage, it is too strong a word, the softness that we have seen for the last few days continues out there. While tech is holding up, the rest of the market is sagging. So it is an interesting kind of situation that we have out there. We still got Nandan, Mohan, Kris and Shibu with us for the next few minutes to talk about some of the strategic aspects of how the growth will be delivered in the second half. Nandan, if you could update us on the newer initiatives, the newer businesses, consulting, Progeon, how they are shaping up in terms of growth delivery.
Nandan Nilekani
I think they are shaping up very well. I think Progeon, our focus on non-voice, on fundamental business transactions has been paying off very well. It is delivering as we have promised $ 80 million of revenue at 25% net margin, which is I think a great story. Our consulting group is doing extremely well. They have about 15 customers. There is a lot of demand. I think people have bought into our model of combining the onsite consulting with the offshore model. So, I think both these are doing very well. I think, broadly the way we see our focus now, one is to keep improving our operating model so that we become more and more seamless, we become more and more collaborative, we deliver more value to customers and second, seize the advantage on the transformational side and be positioned as the transformational firm, which is leveraging global delivery. So, I think that is where our focus is on and I think what we are seeing today, the performance is actually the consequence of many many years of lot of implementation on the ground to make this a seamless operating model.
Male correspondent
Kris, consulting, if you can give us an update of what has happened in this quarter, when your break-even, and whether you seem to be on track with your growth vision and plan?
Kris Gopalakrishnan
It is on track to break even in the fourth quarter of this fiscal year. We are continuously recruiting, we are doing campus recruitment. We are adding marquee clients and it is on track actually.
Male correspondent
Shibu, geographically do you expect any kind of major shift happening in the next three to four quarters? Could some other geographies begin to become important for you and the predominance of US might come down a bit?
Shibulal
Actually, this quarter US has shown very strong growth, but we are continuing to invest in Asia Pacific as well as in Europe and Europe has been growing very steadily over the last few quarters. So we are not expecting any material change over the next two to three quarters in the geographical strata.
Male correspondent
What is happening in the BFSI space Nandan? And is it unusual growth that you are suddenly seeing, and what could have suddenly upped the growth parameter in that market?

Nandan Nilekani
Well, I think we have been able to create a global brand on the BFSI. So the BFSI growth is not just in the US, it is our European customers, it is Finacle, it is in Asia Pacific. So, the global brand on BFSI is contributing to the robust growth. And BFSI has always been a very strong area for Infosys, so we are just seeing more of that.
Male correspondent
Mohan, any reason to be worried about the large global deals that you are striking from the margin perspective?
Mohandas Pai
No, I think look at the base. $ 2.14 billion, unless you get $ 500 million a year in a large deal and you do not make money on that it could impact. We have the capacity to manage the margins because the size of deal that we are getting in terms of relationship to the base is not very large. On a standalone basis it may look large but the size of the deal in relation to the base is not so large. And further we have many levers within our cost structure to make sure that we meet our margin requirements. About 30% of the salaries that we pay offshore are variable. We have a little bit of discretionary spend. We make sure that we balance out our spending over the four quarters of this year and we have a hedging mechanism to take care of the rupee. The pricing situation is benign. It is coming in our favor with an upward bias in pricing. And the wage pressure is not so great. It is tapering off as you see because we are able to recruit in large numbers, train them and put them on the ground. So I think overall it is a good situation to be in.
Male correspondent
Nandan, before you leave us what could positively surprise you, I mean, you must have built in something in the full year guidance, which you expect rationally. If anything can positively surprise you what could it be you think?
Nandan Nilekani
I think we have really done a very structured thought-through on the guidance. Certainly. I think if more customers come with more business that will always be good news.
Male correspondent
The current clients, large existing clients ramp ups are fully in your guidance.
Nandan Nilekani
Oh yeah, we have figured all that out and plus the leave, plus the fact that Q4 can be slower, all that in..., 2.14 billion that is all reconciled.

Male correspondent
Would it be fair to say you would be surprised if you saw double-digit growth in either Q3 or Q4?
Nandan Nilekani
I think that would be a nice think, yes sure.
Male correspondent
It would surprise you?
Nandan Nilekani
It would be a nice thing to have.
Male correspondent
Are you ruling it out?
Nandan Nilekani
No, I did not say that.
Male correspondent
Okay. We will leave you Nandan. Thanks very much for joining us.
Nandan Nilekani
Okay.
Male correspondent
Well, we will take a break now, but the rest of the Infosys top management team continues with us and when we come back after the break, we will have Akshaya Bhargava to talk about Progeon as well, what the experience has been in this quarter and what he can do in the next quarter. See you back after this break.
Male correspondent
Welcome back. The sensex is down about 72 points. Infosys up about Rs. 32, and part of the reason why the index has not crashed toady is that the technology sector with its 18% weightage has sort of stood out firm on the back of Infosys numbers which has surprised the street on the positive side. But the rest of the segments are looking weak. Whether we look at FMCG led by Lever and ITC, whether it is banks led by State Bank of India, whether its oil with ONGC and of course the midcap space which is down about one and quarter percent. So things are not looking gung-ho for the markets. Tech is holding out and we have been in discussion with the top management of Infosys. We have another member of the top management team, now of course Nandan has stepped out and Mohan, Shibu and Kris are still with us, Akshaya Bhargava who is

CEO of Progeon has joined us now to give us an update how this quarter has been. Akshaya, morning to you, sum up this quarter for us, how has it been?
Akshaya Bhargava
It has been a very good quarter for us. We reported revenues of $ 20.5 million. We also reported net margin of 25.7%. So it is really a solid four quarters of margins in excess of 20%. More importantly, the trends we are seeing from our customers tells us that our model is absolutely bang on because the true story of Indian BPO is transformational and if you view it from that perspective, it really needs the combination of operations and technology and so on. And the kind of model we have really brings all our strength together at Progeon and Infosys to deliver against that and we are seeing lot of interest from our customers on that basis.
Male correspondent
In terms of recruitment Infosys had a very aggressive quarter, has Progeon has had equally aggressive recruitment?
Akshaya Bhargava
Yes, our closing head count is 5293, which is a net addition of 554 people. So we are very well track on our plans.
Male correspondent
What do you see forward in Q3 and for the rest of the year, I mean, are you also giving out guidance for the full year for Progeon and for next quarter?
Akshaya Bhargava
The only guidance we give out is the revenue guidance, which is as Nandan said $ 80 million. We are sticking to that. Our first six months have been $ 38 million, which if you compare against the whole year last year which was $ 43 million, we are almost going to double. So we are very much on track for that.
Male correspondent
Mohan, margins at Progeon, healthy margins as well, are you seeing stability there on the Progeon margins as well?
Mohandas Pai
Yes, we are seeing stability on the margins in Progeon. It is got to do with the fact that it is a well-structured business. We have a process in place. We have a transition team in place. We have a cost management in place. We have an ability to manage the high attrition that BPO companies normally have compared to IT service companies and we also make sure that we invest ahead of requirement. So I think this is possibly the best margins in the industry worldwide.
Male correspondent
Is that right Akshaya, your margins would, if you compare it with some of your peers in the domestic market, would they be high, similar level, or lower?
Akshaya Bhargava
I am not aware of any company, domestic or international that has these kinds of margins.
Male correspondent
Kris, synergies with the rest of the business, I mean, you do not run a call center at Progeon, but when you look at your other businesses, specially the verticals like BFSI where you are seeing growth, are you seeing a lot of synergistic deals coming in from Progeon?
Kris Gopalakrishnan
Yeah, clearly see companies are looking at how they can get more efficiency by combining there IT and operations. Typically IT spending in the financial services is 5-6% of revenues, in other industries maybe 2% of revenues etc. More importantly, operations cost comparatively is 15 to 20% of revenues. And so there is lot more opportunity to look at efficiencies and look at how we can distribute work around the world, which is the transformation, which we believe industry, will go through. Manufacturing went global but now you are seeing services going global. And in that space you need to have the ability to look at how operations move and along with that the enabler is IT. So how IT also can be combined to bring in this transformation possible.
Male correspondent
Does ABN Amro have any kind of components which Progeon would do, Shibu?
Shibulal
No, not at this stage, Most of the work that we have got right now is in the application development and maintenance space. We also have the right to bid for other development projects going forward. So in this case we have been very very selective in the kind of work which we chose as well as we have premium pricing.
Male correspondent
How soon will it be when you think such large deals can have a Progeon component as well?

Shibulal
We have had other deals in the past where we had Progeon component, they may not be this large. We have had other situations where we had combination of IT and Progeon work together in the past.
Male correspondent
Akshaya, by when do you think you can crack significant size transaction processing deals from global financial majors. How far is that, I mean, see obviously you are seeing good volume traction, but like Infosys has bagged up potentially $ 200 million plus deal from ABN Amro. When can you do a significant size transaction processing deal?
Akshaya Bhargava
I think we have all the components in place. We have the domain knowledge. We have the expertise and we have demonstrated our ability to transform a process using technology. One of our most recent deals was 130-person deal, which has a 20% technology team embedded inside that, which is part of the same management structure. Naturally those 20 people come from Infosys and that is the integrated model that we are espousing. I think it is really question of time before we enter into the significant deal segment just like Infosys.
Male correspondent
You do not want to compliment your transaction processing strength in Progeon with any kind of voice operation even if it means slightly lower margins because of volume growth?
Akshaya Bhargava
See 18% of our revenues is voice and of that 18%, 12% is what we call integrated voice. So it is a component of an end-to-end deal. Now that kind of voice is very attractive to us because that really gives us the ability to look at holistic process and change it and that is the kind of voice business that we will find very attractive and we will bid for aggressively.
Male correspondent
What about attrition because we keep hearing about how attrition levels are going up in the BPO space. Because of your niche in transaction processing, are attrition levels lower?
Akshaya Bhargava
Our attrition levels are lower than industry, but really managing attrition it bit like loosing weight. There is no overnight solution. It is really a question of taking very routine management actions, that is, this constitutes good management, and do it day after day, week after week on an ongoing basis.
Male correspondent
Is it one of the bigger challenges you face at Progeon, attrition?

Akshaya Bhargava
It is a challenge, but not our biggest challenge.
Male correspondent
What could be your attrition levels like?
Akshaya Bhargava
Our attrition levels are mid 30s, which is consistent over the last two to three quarters.
Male correspondent
Kris, how do you deal with this because compared to Infosys those attrition levels are very very high?
Kris Gopalakrishnan
So, they have, the process in place, they have better knowledge management. They have planned for this. Once you plan for this you are able to handle this, plus there are key process executives or process managers who also give the stability to the entire operation.
Male correspondent
Do you think Progeon and Infosys Consulting amongst your relatively newer initiatives could be the two biggest growth drivers besides the bread and butter services?
Kris Gopalakrishnan
No, they are high growth areas, but if you look at testing, it has become 6% of our revenues. Infrastructure management, system integration. The services like enterprise solutions which were started about five years back, they are all now growth engines for us, today giving us about 40% of our revenues.
Male correspondent
Shibu, you want to comment on that, the newer areas like testing which are....
Shibulal
Yeah, actually the new services which we have launched in the last five years, today account for anywhere between 38 to 40% of our revenue quarter after quarter and we are definitely seeing bigger traction. See remember, our goal is to be able to operate from the boardroom to the boil room or the ability to take a transformation from the beginning to the end. That means idea to implementation. So that is our goal. So if you look at our service mix today, we have a fairly rich set of services and most of them are our growth engine.

Male correspondent
Akshaya before you leave us, tell us whether you see the need for any kind of an inorganic move here as well because we believe that some players are out for sale. There could be some consolidation in the space, would you want to participate or your model is different, it does not lend itself to any M&A activity?
Akshaya Bhargava
See inorganic initiatives have always been part of our strategy. But we will not acquire for size because we started with nothing three and half years ago, we are 5,300 people. So size is something we can gain on our own but for the right reason which is things like expertise or entering a high entry barrier segment those would be attractive reasons for us to do an acquisition.
Male correspondent
Are you looking actively or not quite...?
Akshaya Bhargava
I think we are always looking, but we have to find the right candidate with the right conditions to be able to conclude something.
Male correspondent
Well, we will come back after a break, but I think we need to thank Kris at the end of this segment. Kris, pleasure as always, thank you very much for joining in. On the other side of the break we have got another member of the Infosys top management team, I believe Pravin Rao, who heads Retail, who will also join us, Mohan of course stays on with us, as do Shibu and Akshaya. We will be back in a minute after the break.
Markets still very soft this morning but tech is not looking bad and midcaps are in a spot of bother. That is the heart of the trading market and the midcaps, which is not looking very good at all today.
Welcome back, you are still with the Infosys boardroom. The Sensex is down about 56 points. Infosys up about 40 odd rupees and the midcap index is down deep in the red. That sort of sums up the market. It has been that way for the last 20 minutes and no great volatility, no great change has crept in.
We are still with Mohandas Pai, S. D. Shibulal, Akshaya Bhargava and now we have got Pravin Rao who heads the Retail business at Infosys joining in to talk about that vertical as well. Thanks Praveen very much for joining in. Put in perspective how big Retail is for Infosys and what kind of growth relative to other verticals are you seeing now?

Pravin Rao
This quarter we have ended up with about, we contributed 10.5% of Infosys growth this quarter and we have grown sequentially by about 15% this quarter. So Retail has been one of the strong verticals which we are focused since the inception. Since the early 90s. So roughly on an average our every quarter we are anywhere from 9-12% of Infosys revenues.
Male correspondent
Typically what kind of client profile would you have in Retail and would they largely be geographically centered in the US market?
Pravin Rao
Predominantly they are centered, retail is more localized. So you rarely find European retailers playing in US market and vice versa but now with the emerging markets doing well in China, India, etc., you see more and more of US retailers as well as European retailers actually getting into the emerging markets. But by and larger within Europe and US except for likes of Wal-Mart and all, it is pretty much localized.
Male correspondent
You do not do any kind of transaction processing work with any of the major retailers through Progeon yet, do you?
Pravin Rao
Not yet.
Male correspondent
Radio frequency technology, could you talk a little bit more about that how that is shaping up?
Pravin Rao
In the early stages there was a lot of hype about it, but it is still early days. Most of the efforts today have been in terms of complying with the mandate. The mandate has been given either by the retailer or the FDA or the Department of Defense. We believe that eventually technology has to strongly provide business benefits for it to increase the adoption. So unless it does that in a reasonable timeframe, it is very difficult for it to scale up but we are very positive and optimistic about it. Even with many of our clients, we have about 15 pilot implementations going on and with many of our clients we are seeing innovative use of RFID and clearly we find business benefit accruing. But as we see more and more of it, it will drive the technology adoptions much faster and overall I think as the standards improve and the cost of tax and                      come down, we will see adoption in the retail. So it is a matter of time. It is not as aggressive as people thought earlier, but it’s anywhere 12 to 18 months away. But retailers like Wal-Mart, Tesco, and all are pretty much strong on RFID, and are really saying that                     . I think it is a matter of time.

Male correspondent
Shibu, typically clients would be what in the, $ 1 to 3 million kind of range in Retail practice or would they be bigger?
Shibulal
No, there are bigger clients in the retail practice. I am sure that we have, if you take the top 50 customers which we have, we have representation from retail. And Retail is one area where we went into solutions early on and RFID is an area where we have invested actually. So as Pravin was saying that it is in the early adoption stage. But we have had good conversations with some of our customers. Not only that we have built a framework on RFID use as and when it gets into full adoption we will be able to utilize that.
Male correspondent
Akshaya, do you see any potential in the Retail space for you, typically among the clients that you have, would you be represented by Retail as a space or it is large BFSI?
Akshaya Bhargava
Not as yet, but we see a lot of potential in retail. If you look at the retail store, there is lot of back office transaction processing. There is a lot of customer service which is call center work, again integrated voice that I spoke of. There is lot of HR work because the stores employees huge number of people and finally there is lot of analytics work because you know the spend habits of customers. So there is whole range of activities in BPO in retail which are very interesting to us.
Male correspondent
Can you break up Progeon’s revenues profile into the top three or four verticals?
Akshaya Bhargava
Very broadly, we are 45% in financial services which includes banking, capital markets, and insurance. Another 40% is telecom and utilities. And the rest is others.
Male correspondent
Mohan, do you see any significant margin differences between the.., margin contribution differences between different verticals? Do they come at various price levels or there is some kind of a consistent pricing?
Mohandas Pai
I think the margin has been consistent between all the verticals that we have, but the margins also depend upon the ratio of the onsite to offshore. For example, in the telecom area we do a lot of R&D work. We do embedded software, we do R&D work, we do work in optical networking, where 90% of the work is done offshore. There the margins could be higher though the per capita revenues could be lower. But overall if you take vertical by vertical, they are all in a particular range and there is not much a great difference except for this onsite-offshore ratio.
Male correspondent
Do you see any substantial changes in the onsite, offshore mix over the next couple of quarters anything that you have built in?
Mohandas Pai
Well, we have built in the same model that we have right now. We are right now at about 31% onsite and 69% offshore. There has been a small up tick in onsite this quarter but overall we have built in the same range. Primarily because we look at the portfolio impact. If you take application development, if you take maintenance, for example, application development is 25:75, maintenance is maybe 20:80. If you take package implementation we did a fabulous job, onsite is only 40% and offshore is 60% and that means that we do a lot of the effort offshore for package implementation which gives us the unique edge in the market place and crushes the time for execution. So on the portfolio impact 30:70 is a great bet. Each of these horizontals the ratio could be different.
Male correspondent
30:70 is the max you can stretch it on the offshore front you think Shibu?
Shibulal
Actually as Mohan was saying it varies services to services. If you look at mainframes, we are probably at 80:20, 80% of the work getting done offshore. In product development we do 80% and also the longevity of the service. As new services get introduced into the market, they tend to be a lot more onsite intensive unless until the customer gets a lot of confidence and over a period of time we keep moving it back to offshore. So if you look at enterprise, the package implementation space, we probably started at around let us say 50, 60, 70% onsite but today we are at 40% onsite. So we have this ability to keep doing it. So eventually it comes to the portfolio management. Portfolio management of service mix, portfolio management of customer mix, to make sure that we remain within the narrow range of 30-32%.
Male correspondent
What about pricing Akshaya, is the market still very competitive out there or you are not in that complete bloodbath which is happening in the voice market?
Akshaya Bhargava
It is a competitive market, so when you are bidding for a deal you are fighting like hell for price. But the kinds of business we are in we do not have six months, one year contracts. We have 3, 5, 7 year contracts, so once we conclude a contract with the customer then it is very stable, there is no price re-negotiation for a number of years.

Male correspondent
Are you significantly higher in terms of the average price realization compared to your peers in the domestic market?
Akshaya Bhargava
I believe we are higher. If I look at average revenue per head count, Progeon is a little higher than the others. But I also think it is lot more stable because the kind of volatility you tend to see in the voice business, it is not something that you would see in Progeon.
Male correspondent
Okay, time for another break. When we come back, we have not spoken about the product side of the business, we have kept it for the last, Girish Vaidya will join us to talk about Finacle and how the products initiative of Infosys is shaping up this quarter and the second half of the year. We are back in a minute, market still weak but tech still strong.
Welcome back, you are watching the Infosys Boardroom. CMC’s numbers just came in and they do not look very encouraging, I think quarter on quarter numbers are disappointing, they are actually down. The year on year numbers are up 11% on revenues. That too would be on the lower side of expectations, this includes possibly the Rs. 22 crores from the sale of property which CMC had. I hope that is not an indication of what TCS will do later in the evening but I do not think CMC’s numbers would enthuse the street too much. IGATE came out with numbers a while back that is earlier in the day. The profits of course on a very small base in percentage times are quite high, but that is from one Rs. 1 cr to Rs. 5 crores. So the base is very very low. Revenues at Rs. 155 crores were slightly higher than our expectation of Rs. 153 odd crores.
Back to Infosys, we are into the last five minutes of the Board Room for this quarter and we have got another member of the top management team joining us, Girish Vaidya, who used to head Finacle, but I believe there has been a management responsibility change. I will ask Shibu to indicate what Girish’s new responsibilities are.
Shibulal
Girish welcome. It is a great pleasure for me to introduce Girish. I also want to take this opportunity to announce the leadership change. Girish, who led Finacle from 1999 will be moving out of his role. He will be taking up a new role within Infosys, but the turn has been passed on to an experienced person, Merwin Fernandez. He has been with Infosys for a while and he has been the chief architect behind the Finacle growth over the last few years. Under Girish’s leadership Finacle has grown tremendously. Today it is close to 100 banks in 47 countries. And now we would take advantage of his knowledge in business and in client management in other parts of the organization.

Male correspondent
Girish morning to you. Give us an update on Finacle. Where have we reached and this quarter’s performance. Is growth better than Infosys average growth?
Girish Vaidya
Thanks Shibu. I think Finacle is experiencing tremendous traction with Tier-1 and Tier-2 banks across different markets. The growth itself, if you compare half year this year to half year last year, we have grown by 112.5% which is quite a remarkable number. But more importantly it is our totality of value that we offer which is what market seems to like which is good implementation, good support after the implementation, the ability to provide value to the customers through superior features, through product which is highly scalable, the most scalable products at this particular                      in the banking vertical. So we are quite confident especially with the way the core banking market is slated to move. We see a lot of opportunities in terms of core banking replacements in the next 5-10 years.
Male correspondent
What kind of numbers do you see for the second half, do you see exponential growth or reasonable growth?
Girish Vaidya
Well, I would not like to comment on exponential or reasonable because that wholly depends on what is meant. I think as Nandan said earlier we are seeing a lot of opportunities to add value in this particular field because very clearly the banks earlier systems are now due for replacement. The sheer business pain of carrying those old systems is becoming a bit too much for the banks. And the new generation solution like Finacle is ideally placed to bring value to the banking sector across the globe.
Male correspondent
Would most of your growth come from the domestic market or would it be from the export market?
Girish Vaidya
Well, it would come from all over the global markets. Domestic market most of the deals are already there, already happened. And we have something like 70% of the market share in the deals that have happened. So to that extent it is a vertical where it can’t be just controlled or limited by the boundaries. It has to be necessarily something which is a global market. And we you talk to banks globally, you realize that they are talking the same language, in terms of customer centricity, in terms of interoperability of the solutions that you have because the banks today are becoming like a super market. They are no longer just in loans and deposits, they are selling any and every banking and financial product. So the core banking sits at the heart of banking, the architecture needs to have many qualities and we reckon Finacle has all these qualities.

Male correspondent
Would Oracle’s acquisition of I-Flex create a more formidable competitor for you in the product markets, banking product market globally now?
Girish Vaidya
Well I think the Oracle’s acquisition at least assures one thing that the opportunities are there. Otherwise why would a biggie like Oracle get into it? But I think the competition is always there and I think, we believe that what we have to offer is good value and that is not only the product features but the implementation track record and the support that we provide. So we are quite confident of our own ability to add value in the market place and to meet competition.
Male correspondent
Last word from you Mohan before you leave us. Se have stopped almost asking you that the acquisition question but are you any closure because some global guys seem to be looking at India very closely. In the domestic market we have seen a couple of deals being talked about. Ss Infosys looking at that as a serious option at all since you are sitting on a big cash chest?
Mohandas Pai
Well we are in the sense that we always look at, scan the landscape to see whether there are any acquisition targets. Normally, we look at 5-6 a quarter but like Nandan said earlier and Murthy said earlier, we need to find the right fit. The fit is important. We are not here to acquire for scale because we can build up the scale. We would acquire to have a strategic fit. We are looking at it. We have a team in place.
Male correspondent
As the CFO, are you feeling more confident about H2 compared to H1 as we go into it?
Mohandas Pai
I think I was very confident of this full year at the beginning of the year. We stood out and said we will be doing about 30% growth and we have a good growth engine, we have made investments. Quarter to quarter there cannot be uniformity whereas as you grow bigger seasonal factors come into play, certain other factors come into play. You become a larger part of the environment and this is there. But I have been very confident. Even right now I am very confident about the second half. We are in control of our destiny to the maximum extent possible. So whatever can be done within the firm to control your own destiny, we are doing. What happens outside in the market place, nobody in the world can control and neither can we. So we are confident.
Male correspondent
Good luck to you. It is always a pleasure, thanks very much.
That’s it from the Infosys Boardroom for Q2. We will of course be back in Q3. And that could be around the new year’s time. So we wish you the new year from the Infosys Boardroom. Thanks for watching the Boardroom and we say good bye for now.